July 26, 2007

Via EDGAR and FedEx
Mr. Stephan G. Krikorian
Branch Chief-Accounting
U.S. Securities and Exchange Commission
Division of Corporation Finance-Room 4561
100 F. Street N.E.
Washington, D.C. 20549-4561

Re:       Chordiant Software
Form 10-K for Fiscal Year Ended September 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Forms 8-K Filed on February 9, May 4, 2006 and August 8, 2006
(File No. 0-29357)

Dear Mr. Krikorian,

This letter is submitted on behalf of Chordiant Software, Inc. (“Chordiant” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter to Peter. S. Norman dated July 12, 2007.

For reference purposes, the text of your letter dated July 12, 2007 has been reproduced herein with the Company’s responses below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for Fiscal Year Ended September 30, 2005

Note 2 - Summary of Significant Accounting Policies

1.   We are considering your responses to comment 1 of our letter dated January 25, 2007 and comment 1 in our letter dated October 27, 2006.  With regard to your ability to establish VSOE for essential customization services, for purposes of allocating revenue between services and licenses pursuant to Rule 5-03(1) of Regulation S-X, tell us whether you have historically performed complex customization services for an established customer and at what rates these services are charged.  That is, subsequent to the initial installation and provision of essential customization services, have you been engaged to perform additional customization services for the same customer at rates consistent with those described in your November 13, 2006 response to comment 1 of our October 27, 2006 letter?  We note that in your November 13, 2006 response you refer to only “minor customizations” for established customers.

RESPONSE:

Historically, we have performed complex customization services for established customers after the initial installation that were of equal complexity as the initial installation and at hourly rates that are consistent with those hourly rates charged during the initial implementation phase. Our prior responses have used terms such as “essential,”  “complex,” “significant customization” and “minor customization” to describe services provided to customers. The first three terms were used in our prior responses in the context of SOP 81-1 to account for the initial implementation of the software while the phrase “minor customization” was used to describe services performed in the post-implementation period.  We acknowledge that our use of the term “minor customization” had the unintended consequence of suggesting incorrectly that the services performed for our established customers did not involve services of comparable complexity to those services performed during the initial implementation phase.

During the initial implementation process, the engagement team provides architecture, design and implementation services for the following:
•	Integration with the customers existing backend legacy systems
•	Work flows in conjunction with the customers existing Business Processes
•	Front end Graphical user interfaces
•	A common thread that ties all the above

During the post-implementation (or post “go-live”) period, the types of services we provide are similar to the ones in the implementation process as they address:
•	Additional backend integration services to new/additional customer legacy systems
•	Accommodating customer changes and alterations to existing legacy systems
•	Introductions of new work flows – change existing work flows as they relate to changes in the customers Business Processes
•	Changes to the Graphical User Interface

Our customers generally employ their own IT departments and often have the staff available to perform less complex tasks.

Examples of projects where we have provided customization services for established customers subsequent to the initial installation are as follows:

•
In October of 2006 a US customer “T1”, in a Statement of Work (SOW) contracted with the Company for 2,776 hours of consulting resources at a rate of $180 per hour. In June of 2007 T1 extended the length of the SOW for 4,312 additional hours and now expects to spend up to $1.3 million for 7,088 hours at $180 per hour. The skill sets of the staff provided were the same as those used on initial customization projects (included Project Managers/Customer Service Managers; Technical Architects; Project Engineers; Applications Developers and Systems Engineers).

•
In May of 2005 a UK customer “B1”, in a SOW contracted with the Company for 3,937 hours of consulting at a rate of approximately $184 per hour or $0.7 million in the aggregate. The skill sets of the staff provided were also the same as those used on initial customization projects.

Due to Chordiant’s limited headcount, we utilize the same personnel whether the customer project involves services deemed to be “essential” to the functionality of the software or relate to “post-implementation” services “incidental” to the functionality of the software.

Based on the foregoing, we believe we have the ability to establish VSOE for “essential” services by utilizing the billing rates for post-implementation services. VSOE is then used as a basis to allocate revenues between license and service for purposes of complying with Rule 5-03(1) of Regulation S-X.

2.
Refer to your responses to comments 5 and 6 in our letter dated January 25, 2007.  We are skeptical of your selected recognition model because you appear to be recognizing profit on elements for which it cannot be established with certainty that no discount has been allocated to the undelivered elements.

RESPONSE:

We have provided in our response below additional background information and analysis regarding the nature of the transaction in which a subscription element was provided, which we believe is necessary in order to more fully understand the basis for the Company’s conclusions regarding the appropriate accounting for such subscription.

Overview of our Business:

We are an enterprise software company that offers software solutions for global business-to-consumer companies in retail financial services, communications and other consumer direct industries.  We derive our revenues from licenses of our software and related services including assistance with implementation, customization and integration.   We have performed significant initial implementation or customization services for substantially all of our customers. License and service revenue attributable to initial implementation services are recognized under the percentage-of-completion method and we have demonstrated our ability to make reasonably dependable estimates of the extent of progress toward completion, contract revenues, and contract costs.

Overview of the Transaction Involving a Subscription Element:

Chordiant entered into a transaction with Company “H1” in Q4 2005 that included:

$1,600,000	Perpetual licenses for existing products, including the Disputes and Chargeback Module
$ 224,000	PCS Support & Maintenance Fees within VSOE rates. The Support and Maintenance provided is the same as for other Chordiant customers.
$ 16,000	Annual Subscription Fee for Dispute and Chargeback updates associated with Visa and MasterCard rules
$1,840,000                  Total licenses, PCS and updates
$ 764,159	Consulting work billed and collected under SOW’s during the annual update period**
$2,604,159	Total

**Statements of Work (SOW’s) for implementation services were negotiated on a time and materials basis. The primary systems integrator on the H1 project was “M1.” Chordiant was a subcontractor to M1. Late in the implementation, we became aware that the customer was not satisfied with M1’s performance.  Chordiant began to provide additional hourly services on the project, and was ultimately not paid by M1 for these additional services. Fees for the additional services were considered to be collectible at the onset of the engagement until September of 2006, at which time efforts to collect proved to be unsuccessful, and the receivable from M1 and the associated deferred revenue were reversed. None of these additional services had been recognized as revenue. Chordiant initially believed it would be able to collect fees for these additional services based on a track record of successfully collecting for services. However due to the importance of the relationships with the customer and third party systems integrator, Chordiant made a business decision to not pursue collection.  As a result, Chordiant recorded a small net loss on the initial $2.6 million arrangement.

Analysis of the Transaction Involving a Subscription Element:

As discussed more fully below, our analysis of this transaction did not initially consider a “zero gross margin” approach when comparing the percentage-of-completion calculation to the ratable calculation. We did not believe that the “zero gross margin” approach was appropriate as we believed that we had the ability to estimate the total project costs and that we expected the project to be profitable. We acknowledge that in our letter dated February 20, 2007, with the examples provided from the KPMG software revenue recognition guide, we may have implied that the “zero gross margin” approach was the approach being taken, and we now wish to clarify how the transaction was accounted for. This implication in our prior response was not correct.

Due to the high gross margins on licenses, the project with H1 was expected to be profitable at inception and throughout the annual subscription period that expired on September 6, 2006. However, in hindsight, and given the unique fact pattern and the inability to collect for the additional time charges noted above, the “zero gross margin” approach may have become more appropriate near the end of 2006. However this approach would not have been materially different than the method used by Chordiant (see tabular analysis provided in item 2.c. below).

The licensed software was dependent upon the implementation services that were essential to the use of the software. Accordingly, Chordiant would have normally accounted for this transaction by deferring a portion of the arrangement consideration equal to the VSOE rate for the PCS component and recognizing that amount ratably over the one year support period and applying the percentage-of-completion method of revenue recognition to the residual portion of the arrangement consideration attributable to the license and consulting services under SOP 81-1.

However, this transaction also included a contract element for annual updates for the Dispute and Chargeback Module.

Credit card processors like H1 must follow the rules of the major credit card companies when processing disputes and chargebacks. Visa and MasterCard publish these rules periodically, generally twice a year, and issue updates and drafts of proposed rule changes.

Chordiant was experienced with the annual updates and had previously incorporated the Visa and MasterCard Rules updates into the Disputes and Chargeback Module for other customers including customers “C1”, “C2” and “H2”. The transaction with H1 was the first time that the Company had entered into a contractual obligation (other than on a time and materials basis) to provide similar Module updates for the Visa and MasterCard Rules (Visa MC Rules). The development efforts for such Visa MC Rules updates are not considered significant in relation to the original development effort for the Disputes and Chargeback Module product itself.  In retrospect, the effort did not end up being di minimis relative to the magnitude of the H1 agreement on a standalone basis. However, at inception Chordiant believed that the costs associated with the annual updates could be estimated at the onset of the project based on our past history of providing these services. In addition, we believe costs were higher than initial estimates due to performance issues with respect to the third party integrator, and not as a result of our inability to estimate based on what we believe were our obligations under the arrangement. Further, we believe the circumstances and nature of this arrangement were unique, in large part due to the role of the third party integrator, and the results we experienced on this arrangement do not affect our belief that we continue to have an ability to reasonably estimate our performance under other arrangements being accounted for under SOP 81-1.

This update obligation was determined to be an unspecified update under the terms of SOP 97-2. Specified updates generally relate to upgrades and enhancements that are known or expected. Unspecified updates, in contrast, are those updates or enhancements that are not known and are beyond the control of the software vendor. In the PwC Revenue Recognition Guide, section 3.28, there is a similar fact set regarding the obligation of an example software company to provide payroll software updates for changes in tax laws.  The guidance provided in the PwC literature is that the tax law update is an unspecified enhancement because changes in the tax laws are outside the control of the vendor, provided on a when and if basis, and would not be delivered if there were no changes in the tax laws. Accordingly, Chordiant determined that the Visa and MasterCard rules updates were an unspecified obligation, but were in substance a subscription.

Some of the facts and circumstances considered to arrive at the conclusion that the obligation was in substance a subscription for unspecified future products included the following:
•
The significance of the differences in the features and functionality: As any significant changes in Visa MC Rules might require related changes to the logic and flow of the automated business processes, or “logic switches,” the functionality of the software might change considerably.  The effort to make these types of changes do not require a significant additional amount of time to apply. This indicates that the deliverable(s) may be a “product(s).”

•
Replacement of existing product: As any significant changes in Visa MC Rules would effectively make older versions of the product obsolete, the difference in functionality to the customer would likely be important.  This indicates the deliverable may be a “product.”

•
The extent of development activities: The development efforts for Visa MC Rules updates were not considered significant in relation to the original development effort for the Disputes and Chargeback Module product itself, however, the effort might not be considered to be di minimis in relation to the magnitude of the H1 agreement on a standalone basis. This indicates the deliverable may be a “product.”

•	Form of agreement: The customer viewed the obligation as a subscription and it was portrayed as such in the written contract. This indicates the deliverable may be a “product.”
•
The pricing, marketing and naming of the product: The pricing and marketing of the deliverable was still continuing to evolve and it was not clear if the pricing and marketing helped to distinguish whether the deliverable was a “product” or an “upgrade.” The naming of the product is expected to remain unchanged, although with different version numbers.  The similar naming of the deliverable indicates that it has some qualities of an “upgrade.”

The contractual pricing of the annual fee for the updates was $16,000. This pricing was predicated on a business model of selling this service to additional customers in order to spread the underlying cost. As a result, the estimated cost of providing this service to this particular customer was higher than the annual contractual fee.  This update service had not previously been sold separately on other than a time and materials basis, so VSOE of this element on an annual subscription basis did not exist. However the Company had previously sold similar update services on a time and materials basis. Based on Chordiant’s past history of providing this service, Chordiant believed that reasonable estimates of the cost to provide the update service could be determined for purposes of applying the percentage-of-completion method of recognition to the contract from the outset of the arrangement, as opposed to applying a “zero gross margin” approach. Chordiant did include in its analysis of revenue under the percentage-of-completion method estimates pertaining to providing the update services. Additionally, there was substantial overlap between the period of time that the implementation and development services and update and PCS services were being performed, as opposed to performance in two distinct phases.

As a result, Chordiant decided to recognize revenue from all elements of the contract at the lesser of ratable recognition or percentage-of-completion. With respect to revenue recognition, in Q4 2005 and subsequent periods, the ratable recognition of the contract was less than the revenues based on a percentage-of-completion basis; therefore the contract value of $1,840,000 was recognized ratably over the one year update period. As SOW’s were signed for additional services, associated revenues were recognized at the lesser of ratable or as delivered.  For a comparison to the “zero margin approach” see item 2c. below.

We are skeptical of your selected recognition model because you appear to be recognizing profit on elements for which it cannot be established with certainty that no discount has been allocated to the undelivered elements.  However, we will consider the issue further if you provide us with the following information:

a.	Tell us the period over which the customization services were performed.

RESPONSE:

Services were performed throughout the annual update period beginning on September 8, 2005. Additional post-implementation services were performed under SOW’s after the initial update term expired and until May 30, 2007. On September 26, 2006, after it became apparent that the amounts due from M1 would not be collected, new SOW’s were negotiated directly with H1 (not with the system integrator M1) and H1 paid Chordiant for the services provided from that date forward.

b.	Tell us the period over which profit was recognized, and the amounts recognized in each period.

RESPONSE:

See response for item 2.c. below.

c.
Reconcile your recognition of profit with the model set forth in the additional guidance referred to in your response.  Specifically, we note that under the approaches described, “no profit would be recognized on the arrangement until the services are complete.”

RESPONSE:

With the benefit of hindsight, for FYE 2005 approximately $33,464 of revenue in excess of revenue under a “zero gross margin” approach was recognized.  For FYE 2006, the “zero gross margin” approach would have resulted in a slightly higher amount of revenue than the ratable approach used by the Company. For 2007 and beyond, the initial update period had expired. Also effective in Q4 2006 the costs associated with third party consultants included in the table below, could now be allocated to additional customer projects (see item 2.f. below). Additionally, until late in 2006, the project was expected to be profitable, so the differences noted for Q4 2005 and Q1 2006 would not have been relevant to the methodology then being followed by the Company.

The Company does not believe that the “zero gross margin” approach was appropriate at the onset of the project and these illustrative differences, based on hindsight, are not material to the financial statements.

d.
Explain how you determined that the value of the subscription license was $16,000 when your response to comment 2 of our October 27, 2006 letter states that you have “not yet developed VSOE for subscription licenses.”

RESPONSE:

The contractual arrangement stated that the subscription element was $16,000 as a separate line item of the contract. As noted above, the full contract amount was subject to the lower of ratable or percentage-of-completion and not just the $16,000.

e.
Explain how you are able to estimate the costs associated with the subscription license in the absence of a history of offering this type of product.  We note from your response that you have a history of, and experience in establishing time and cost estimates related to customer projects, however it is our understanding that the provision of a subscription element was first offered in the fourth quarter of fiscal 2006.

RESPONSE:

As noted above, the Company had previously incorporated the Visa and MasterCard Rules updates into the Disputes and Chargeback Module for other customers including customers “C1”, “C2” and “H2” on a time and materials basis. We believe this prior experience provided us with a sufficient basis to estimate the costs associated with this portion of the arrangement. Approximately 2 to 3 full time equivalent (FTE) engineers had been used for the update work previously performed for others.  The transaction with H1 was the first time that the Company had entered into a contractual obligation (other than on a time and materials basis) to provide similar Module updates for the Visa and MasterCard Rules (Visa MC Rules).

f.
In your correspondence of August 17, 2006 you stated that through the quarter ended March 31, 2006 you had entered into one sales arrangement involving a software subscription arrangement.  Tell us whether you have entered into any other sales arrangements which include a software subscription obligation subsequent to March 31, 2006.  If so, indicate the contract value of such arrangements.

RESPONSE:

We have entered into one other arrangement with an annual subscription fee for Visa and MasterCard Rules subsequent to March 31, 2006. On September 28, 2006, Chordiant entered into a transaction with Company “V1” that included:

$1,500,000	Perpetual licenses for existing products, including the Disputes and Chargeback Module
$ 225,000	PCS Support & Maintenance Fees within VSOE rates. The Support and Maintenance provided is the same as for other Chordiant customers.
$ 100,000	Annual Subscription Fee for Dispute and Chargeback updates associated with Visa and MasterCard rules
$1,825,000                   Total

This $1.8 million arrangement is being accounted for ratably over the annual update period. As no implementation services are being provided to this customer, the transaction is not subject to SOP 81-1, and accordingly the “zero gross margin” approach is not applicable.

In future transactions, if the annual update subscription is sold without services that are essential to the functionality of the product, the transaction would be accounted for under SOP 97-2 and the entire arrangement would be recognized on a ratable basis as a subscription. In a future transaction that involves services that are essential to the functionality of the software, the entire arrangement would be accounted for under the lesser of the percentage-of-completion method or the ratable method.  Under this scenario, the costs associated with providing the subscription element would be allocated on a pro rata basis to the affected contracts for purposes of performing the percentage-of-completion calculations, as these costs are considered to be reasonably estimable.

****
The Company herewith with this filing acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (408) 517-6100 if you have any questions or would like additional information.

Sincerely,

/s/ PETER S. NORMAN
Peter S. Norman Chief Financial Officer and Principal Accounting Officer

cc:        Nancy Wojtas, Esq., Cooley Godward Kronish LLP
Robert Strasser and Jay Howell, BDO Seidman, LLP